SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of March, 2015

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Start of  part 2 of 5

Key financial metrics

Cash
	Cash remitted to Group			Operating capital generation
Continuing operations	2014 £m	2013 £m	Sterling% change	2014 £m	2013 £m	Sterling% change
United Kingdom & Ireland Life	437	370	18%	888	586	52%
United Kingdom & Ireland General Insurance & Health1	294	347	(15)%	425	374	14%
Europe	454	388	17%	499	558	(11)%
Canada	138	130	6%	136	177	(23)%
Asia and Other	89	34	n/a	(8)	63	n/a
Total	1,412	1,269	11%	1,940	1,758	10%

Operating profit: IFRS basis
Continuing operations	2014 £m	2013 £m	Sterling% change
Life business	1,979	1,901	4%
General insurance and health	808	797	1%
Fund management	86	93	(8)%
Other*	(700)	(742)	6%
Operating profit before tax	2,173	2,049	6%

Operating earnings per share**	47.0p	42.6p	10%
* Includes other operations, corporate centre costs and group debt and other interest costs.
** Net of tax, non-controlling interests, preference dividends, coupon payments in respect of direct capital instruments (DCI) and fixed rate tier 1 notes (net of tax).

Expenses
Continuing operations	2014 £m	2013 £m	Sterling% change
Operating expenses	2,795	3,006	(7)%
Integration & restructuring costs	140	363	(61)%
Expense base	2,935	3,369	(13)%

Operating expense ratio	51.5%	54.1%	(2.6)pp

Value of new business
Continuing operations	2014 £m	2013 £m	Sterling % change	Constant currency % change2
United Kingdom & Ireland	482	477	1%	1%
France	205	172	19%	25%
Poland3	64	51	25%	31%
Italy3, Spain3, Turkey & Other	123	106	16%	28%
Asia3	127	103	23%	30%
Aviva Investors	9	-	-	-
Value of new business - excluding Eurovita, Aseval, CxG & Malaysia	1,010	909	11%	15%
Eurovita, Aseval, CxG & Malaysia	(1)	(5)	-	-
Value of new business	1,009	904	12%	15%

General insurance combined operating ratio
Continuing operations	2014	2013	Change
United Kingdom & Ireland	94.9%	97.2%	(2.3)pp
Europe	97.7%	98.1%	(0.4)pp
Canada	96.1%	94.6%	1.5pp
General insurance combined operating ratio	95.7%	97.3%	(1.6)pp

IFRS profit after tax
	2014 £m	2013 £m	Sterling% change
IFRS profit after tax - continuing operations	1,680	878	91%
IFRS profit after tax - total	1,738	2,151	(19)%

Dividend
	2014	2013	Sterling% Change
Final dividend per share	12.25p	9.40p	30.3%
Total dividend per share	18.10p	15.00p	20.7%

Capital position
	2014 £bn	2013 £bn	Sterling% change
Estimated economic capital surplus4	8.0	8.3	(4)%
Estimated IGD solvency surplus4	3.2	3.6	(11)%
IFRS net asset value per share	340p	270p	26%
MCEV net asset value per share (restated)5	527p	463p	14%

1    Cash remittances include amounts of £273 million received from UK General Insurance (UKGI) in February 2015 in respect of 2014 activity and £347 million received in January 2014 in respect of 2013 activity.

2 Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
3 Poland includes Lithuania, Italy excludes Eurovita, Spain excludes Aseval and CxG and Asia excludes Malaysia.
4    The economic capital and IGD solvency surpluses represent an estimated position. The economic capital requirement is based on Aviva's own internal assessment and capital management policies. The term 'economic capital'
      does not imply capital as required by regulators or other third parties. Following the announcement that the Group made an offer to acquire Friends Life Group Limited on 2 December 2014, the directors have proposed a final dividend for 2014 of 12.25 pence per share, amounting to £0.4 billion in total. Although subject to approval by shareholders at the AGM, the dividend is considered foreseeable and is therefore deducted from FY14 economic capital and IGD surpluses. In contrast, 2013 final dividend of 9.40 pence per share amounting to £0.3 billion was not foreseeable as at 31 December 2013 and was not deducted from FY13 economic capital and IGD surpluses.

5    In preparing the MCEV information, the directors have done so in accordance with the European Insurance CFO Forum MCEV Principles with the exception of stating held for sale operations at their expected fair value, as represented by expected sale proceeds, less cost to sell.

Page 3

Cash

1.i - Cash remitted to Group

The flow of sustainable cash remittances from the Group's businesses is a key financial priority. The cash remittances for FY14 from continuing operations were £1,412 million (FY13: £1,269 million). The 2014 totals include amounts received from Aviva Insurance Limited in February 2015 in respect of 2014 activity in that business and its subsidiaries.

	2014			2013
	Operating capital generation £m	Dividend £m	% remitted to Group	Operating capital generation £m	Dividend £m	% remitted to Group
United Kingdom & Ireland Life	888	437	49%	586	370	63%
United Kingdom & Ireland General Insurance & Health1	425	294	69%	374	347	93%
France	259	245	95%	294	235	80%
Poland	136	106	78%	135	85	63%
Italy	77	32	42%	88	12	14%
Spain	40	68	170%	51	51	100%
Other Europe	(13)	3	n/a	(10)	5	n/a
Europe	499	454	91%	558	388	70%
Canada	136	138	101%	177	130	73%
Asia	23	23	100%	92	20	22%
Other2	(31)	66	n/a	(29)	14	n/a
Group - continuing operations	1,940	1,412	73%	1,758	1,269	72%
United States	-	-	-	195	-	-
Group as reported	1,940	1,412	73%	1,953	1,269	n/a

1 Cash remittances include amounts of £273 million received from UKGI in February 2015 in respect of 2014 activity and £347 million received in January 2014 in respect of 2013 activity.
2 Other includes Aviva Investors and Group Reinsurance.

Cash remitted to Group has increased, with improvements across the majority of businesses, giving an overall remittance ratio relative to OCG of 73% (FY13: 72%).

1.ii - Excess centre cash flow

Excess centre cash flow represents cash remitted by business units to the Group centre less central operating expenses and debt financing costs. It is an important measure of the cash that is available to pay dividends, reduce debt, pay exceptional charges or invest back into our business units. It does not include non-operating cash movements such as disposal proceeds or capital injections.

	2014 £m	2013 £m
Dividends received	1,412	1,269
External interest paid	(425)	(445)
Internal interest paid	(151)	(202)
Central spend	(199)	(233)
Other operating cash flows1	55	31
Excess centre cash flow2	692	420

1 Other operating cash flows include central investment income and group tax relief payments.
2 Before non-operating items and capital injections.

The increase of £272 million in excess centre cash flow is primarily driven by higher remittances across the majority of businesses, a decrease in internal interest from the reduction of the intercompany loan and lower expenses.

1.iii - Operating capital generation

Operating cash generation is a historic measure of underlying capital generation. OCG currently includes the surplus emerging under the Solvency I regime, which will be replaced by Solvency II in 2016.

	2014 £m	2013 £m
Operating capital generation1
Life in-force business2	1,715	1,567
General insurance, fund management and other operations	544	545
Operating capital generated before investment in new business - continuing operations	2,259	2,112
Capital invested in new business	(319)	(354)
Operating capital generated after investment in new business - continuing operations	1,940	1,758
United States	-	195
Group as reported	1,940	1,953

1	Operating capital generation comprises the following components:
-	Operating free surplus emergence, including release of required capital, for the life in-force business (net of tax and non-controlling interests);
-
Operating profits for the general insurance and other non-life businesses net of tax and non-controlling interests from non-covered business only, where non-covered business represents business which is outside the scope of Life MCEV methodology.

-
Capital invested in new business. For life business this is the impact of initial and required capital on free surplus. For general insurance business this reflects the movement in required capital, which has been assumed to equal the regulatory minimum multiplied by the local management target level. Where appropriate movements in capital requirements exclude the impact of foreign exchange and other movements deemed to be non-operating in nature.

-	At FY13 the United States business (including its life, fund management and non-insurance segments whose sale was completed on 2 October 2013) was included in OCG on an IFRS basis (net of taxation).
The amount of operating capital remitted to Group depends on a number of factors including non-operating items and local regulatory requirements.
2
During 2014, internal reinsurance arrangements were undertaken by the UK Annuity business to reinsure an additional 10% to Aviva International Insurance Limited and an additional 12.5% to UK Life & Pensions. These arrangements have had an adverse impact on Group MCEV free surplus of £204 million (MCEV Note F12). On an economic capital basis these transactions improve the UK Life position and as a result the adverse impact on MCEV Free Surplus has therefore been excluded from OCG to reflect the economic substance of the management action.

1.iii - Operating capital generation continued

The analysis of OCG by market and product and service is set out below.

	Life & Other Covered Business OCG				Non-life OCG
2014 £m	Free surplus emergence	New business strain	Other/ management actions1	Life OCG	General insurance and health2	Fund management2	Non-insurance2	Non Life Usage3	Non-life OCG	Total OCG
United Kingdom & Ireland Life	462	(15)	441	888	-	-	(1)	1	-	888
United Kingdom & Ireland General Insurance & Health	-	-	-	-	384	-	-	41	425	425
Europe	693	(272)	32	453	67	-	(11)	(10)	46	499
Canada	-	-	-	-	140	-	-	(4)	136	136
Asia	98	(58)	(15)	25	1	1	(8)	4	(2)	23
Fund Management	14	(5)	(10)	(1)	-	9	-	(7)	2	1
Other	-	-	-	-	9	-	(47)	6	(32)	(32)
Total Group operating capital generation	1,267	(350)	448	1,365	601	10	(67)	31	575	1,940

	Life & Other Covered Business OCG				Non-life OCG
2013 £m	Free surplus emergence	New business strain	Other/ management actions	Life OCG	General insurance and health2	Fund management2	Non-insurance2	Non Life Usage3	Non-life OCG	Total OCG
United Kingdom & Ireland Life	461	(13)	148	596	-	-	(10)	-	(10)	586
United Kingdom & Ireland General Insurance & Health	-	-	-	-	360	-	(5)	19	374	374
Europe	705	(272)	72	505	67	-	(5)	(9)	53	558
Canada	-	-	-	-	182	-	(2)	(3)	177	177
Asia	105	(68)	73	110	-	2	(13)	(7)	(18)	92
Fund Management	3	-	-	3	-	18	-	2	20	23
Other	-	-	-	-	(51)	-	2	(3)	(52)	(52)
Total continuing operations	1,274	(353)	293	1,214	558	20	(33)	(1)	544	1,758
United States										195
Total Group operating capital generation										1,953

1
During 2014, internal reinsurance arrangements were undertaken by the UK Annuity business to reinsure an additional 10% to Aviva International Insurance Limited and an additional 12.5% to UK Life & Pensions. These arrangements have had an adverse impact on Group MCEV free surplus of £204 million (MCEV Note F12). On an economic capital basis these transactions improve the UK Life position and as a result the adverse impact on MCEV free surplus has therefore been excluded from OCG to reflect the economic substance of the management action.

2	Operating profit net of tax and non-controlling interests from non-covered businesses only, where non-covered business is that which is outside the scope of life MCEV methodology.
3
This reflects the movement in required capital, which has been assumed to equal the regulatory minimum multiplied by the local management target level. Where appropriate movements in capital requirements exclude the impact of foreign exchange and other movements deemed to be non-operating in nature.

Operating capital generation (OCG) on a continuing basis is £1,940 million, an increase of 10% compared to prior year (FY13: £1,758 million).
      In our UK and Ireland Life business OCG has increased to £888 million (FY13: £586 million). During 2014, UK Life implemented a management action that enables certain shareholder assets to be reflected on the regulatory balance sheet and the economic risk to be hedged more efficiently. As a result of this action, future shareholder transfers that arise as bonuses are paid, will now emerge in the New With Profits Sub Fund rather than the Non Profit Sub Fund (NPSF). This reduces the present value of future profits and increases free surplus in the NPSF, and has benefitted OCG by £199 million in the year. This amount, together with the benefit of longevity and expense assumption changes primarily in the UK Annuity business, makes up total management actions of £441 million in this business.
      In our UK and Ireland General Insurance business OCG has increased by 14% to £425 million (FY13: £374 million) reflecting the increase in operating profit and a lower capital requirement. In Canada, OCG has been adversely impacted by higher large losses and lower prior year reserve releases as well as weakening of the Canadian dollar. In Europe, there is a lower level of benefits from management actions, particularly the reduction of guarantees in France in 2013, and a weakening of the Euro which has adversely impacted OCG. In Asia, 2013 benefitted from a financial reinsurance transaction in Singapore and 2014 has been adversely impacted by an increase in required capital in the retail health business.
      The expected free surplus emergence in future years is shown in note 1.iv.

1.iv - Free surplus emergence

Maturity profile of undiscounted free surplus emergence equivalent embedded value cash flows
Total in-force business

Release of future profits and required capital	2014 £m	2013 £m
Year 1	1,137	1,268
Year 2	1,059	1,180
Year 3	1,071	1,126
Year 4	1,204	1,094
Year 5	1,169	1,191
Year 6	1,157	1,145
Year 7	1,088	1,065
Year 8	1,060	1,047
Year 9	981	960
Year 10	922	936
Years 11-15	4,232	4,278
Years 16-20	3,547	3,749
Years 20+	7,583	9,130
Total net of non-controlling interests1	26,210	28,169

1 Cash flow profiles exclude held for sale operations.

The table above shows the expected future emergence of profits from the existing business implicit in the equivalent embedded value calculation for life covered in-force business. The cash flows have been split for the first ten years followed by five year tranches depending on the date when the profit is expected to emerge. These profits, which arise from the release of margins in the regulatory reserves as the business runs-off over time, are expected to emerge through operating capital generation (OCG) in future years. The cash flows are real world cash flows, i.e. they are based on the non-economic assumptions used in the MCEV and normalised investment returns. Normalised investment returns are equal to the MCEV risk free rates in addition to a risk premium to allow for the actual return expected to be achieved in the market.
      For existing business, the cash flows will generally reduce over time due to lapses, maturities and other benefit payments. Each year new business will increase these profits, following the initial strain at point of sale. This table only includes the business currently in-force.
      The expected free surplus emergence in the OCG of £1,267 million (see note 1.iii) is broadly equal to the year 1 cash flow from 31 December 2013 of £1,268 million. The 2014 total of £1,267 million includes the expected transfers from the value of in-force (VIF) and required capital to free surplus of £1,221 million (MCEV - Note F11) and also the free surplus component of the expected return on net worth which equals £46 million.
      The total real world cash flows have decreased by £1,959 million over 2014, largely reflecting lower real world expected returns as interest rates have declined and adverse foreign exchange movements.
      The free surplus emergence in the table above only includes business written in the RIEESA when conditions for its release to shareholders are expected to have been met, which is currently in year 3. The 31 December 2014 cash flows reflect the capital management actions undertaken by the UK business in 2014, which have accelerated the release of the RIEESA.

2 - Operating Profit: IFRS basis

Group operating profit from continuing operations: IFRS basis
For the year ended 31 December 2014

Continuing operations	2014 £m	2013 £m
Operating profit before tax attributable to shareholders' profits
Life business
United Kingdom & Ireland	1,039	952
France	394	385
Poland	180	164
Italy	142	142
Spain	126	150
Turkey	10	8
Other Europe	-	2
Europe	852	851
Asia	87	96
Other	1	2
Total life business (note 7.i)	1,979	1,901
General insurance and health
United Kingdom & Ireland	499	489
Europe	113	112
Canada	189	246
Asia	(2)	1
Other	9	(51)
Total general insurance and health (note 7.ii)	808	797
Fund management
Aviva Investors1	79	68
United Kingdom1	6	23
Asia	1	2
Total fund management	86	93
Other
Other operations (note A1)	(105)	(90)
Market operating profit	2,768	2,701
Corporate centre (note A2)	(132)	(150)
Group debt costs and other interest (note A3)	(463)	(502)
Operating profit before tax attributable to shareholders' profits	2,173	2,049
Tax attributable to shareholders' profit	(561)	(534)
Non-controlling interests	(143)	(174)
Preference dividends and other2	(86)	(87)
Operating profit attributable to ordinary shareholders	1,383	1,254

Operating earnings per share3	47.0p	42.6p

1	The UK Retail fund management business was transferred from UK Life to Aviva Investors on 9 May 2014 and hence is included in Aviva Investors from 9 May 2014 onwards.
2	Other includes coupon payments in respect of direct capital instruments (DCI) and fixed rate tier 1 notes (net of tax).
3
Net of tax, non-controlling interests, preference dividends, coupon payments in respect of direct capital instruments (DCI) and fixed rate tier 1 notes (net of tax). The calculation of basic earnings per share uses a weighted average of 2,943 million (FY13: 2,940 million) ordinary shares in issue, after deducting shares owned by the employee share trusts.

Overall, operating profit has increased by £124 million to £2,173 million (FY13: £2,049 million) with the improvement principally driven by operating expense savings of £211 million (FY13: £228 million).
      During the year there have been significant foreign exchange movements which have reduced income and benefitted expenses on a sterling basis. On a constant currency basis costs have reduced by £113 million in the year and there has been a net adverse impact on operating profit from foreign exchange movements of £87 million.
      Within the overall result, UK Life includes a net additional benefit to operating profit of £282 million (FY13: £116 million), mainly from longevity assumption changes and expense reserve releases, which are partially offset by increased DAC amortisation charges on pension business, the adverse impact of reduced annuity trading and lower expected returns as a result of de-risking activity. In France, FY13 life operating profit included a non-recurring benefit of £42 million relating to management actions taken to reduce the cost of guaranteed death benefits.
      In the general insurance and health business result, higher positive prior year development benefitted operating profit by £131 million (FY13: £77 million benefit to operating profit).
      These improvements were partly offset by a charge of £18 million relating to Aviva Investors' settlement with the FCA for certain systems and controls failings that happened between August 2005 to June 2013. Provision for this expected cost was made at the year end and is fully reflected within the 'Other operations' FY14 result (note A1).
      Within the UK and Ireland general insurance business, the lower balance on the internal loan with Aviva Group Holdings (AGH) has reduced the interest received on this loan (and included within long term investment return) by £65 million in the year. The impact of this is neutral at a consolidated Group level.
      Operating earnings per share increased by 10% to 47.0p (FY13: 42.6p), driven by operating profit growth and lower non-controlling interests mainly reflecting the disposals of Eurovita and Aseval.

3 - Expenses

a) Expenses - continuing operations

	2014 £m	2013 £m
United Kingdom & Ireland Life	565	607
United Kingdom & Ireland General Insurance & Health	755	818
Europe	596	644
Canada	316	378
Asia	80	86
Aviva Investors	298	290
Other Group activities	185	183
Operating cost base - continuing operations	2,795	3,006
Integration & restructuring costs	140	363
Expense base	2,935	3,369

The table below shows the lines of the IFRS consolidated income statement in which operating expenses have been included:

	2014 £m	2013 £m
Claims handling costs1	345	352
Non-commission acquisition costs2	828	871
Other expenses	1,622	1,783
Operating cost base - continuing operations	2,795	3,006

1 As reported within net claims and benefits paid from continuing operations of £19,474 million (FY13: £22,093 million).
2 As reported within fee and commission expense from continuing operations of £3,389 million (FY13: £3,975 million).

Overall operating expenses for the period reduced by £211 million to £2,795 million (FY13: £3,006 million). Of this, £98 million is due to favourable foreign exchange movements giving an underlying reduction of £113 million. Compared with the 2011 base-line for the Group-wide expense reduction target of £3,366 million, there has been an overall reduction of £571 million.
      Significant cost reductions have been made in the United Kingdom and Ireland. Both the life and general insurance businesses have achieved savings by reducing headcount for both permanent staff and contractor positions, lowering levels of property spend through renegotiation of leases or exiting property and reducing consultancy spend. In addition, the UK retail fund management business was transferred from UK Life to Aviva Investors in May 2014.
      Total operating expenses of our European markets have reduced by 7% compared to prior year (2% on a constant currency basis). This reflects improvements across all markets with the exception of Poland where costs have risen as a result of higher investment in distribution channels in this market.
      In Canada, operating expenses have reduced by 16% (6% on a constant currency basis) reflecting the ongoing focus on expense management. Total operating expenses for Asia have decreased by 7% compared to 2013 but remained stable on a constant currency basis as the increased costs of developing our distribution network in Singapore were offset by cost savings in other markets. Aviva Investors operating expenses have increased by 3% compared to prior year (5% on a constant currency basis) mainly due to increased expenses incurred to support the further development of the business and inclusion of the UK retail fund management business (transferred from UK Life).
      Other Group activities, which include Group centre costs, has remained broadly stable with head office cost efficiencies offsetting the inclusion of Aviva staff pension scheme administration costs, which were borne by our UK markets in 2013.
      Integration and restructuring costs from continuing operations were £140 million (FY13: £363 million) and mainly include £94 million of expenses associated with the Solvency II programme (FY13: £79 million). Compared to the prior period, integration and restructuring costs have reduced by £223 million principally driven by a significant reduction in transformation spend.

b) Operating expense ratios - continuing operations
	2014	2013
Life1	30.1%	33.3%
General insurance2	14.8%	15.1%
Health2	15.7%	15.8%
Fund management3	12bps	12bps
Group total4	51.5%	54.1%

1 Life non-commission acquisition and administration expenses gross of DAC on new business expressed as a percentage of Life operating income.
2 Written expenses including claims handling costs expressed as a percentage of net written premiums.
3 Aviva Investors' operating expenses expressed as a percentage of average funds under management (excluding River Road).
4 Group operating expenses expressed as a percentage of operating profit before operating expenses and group debt costs.

4 - Value of new business by market

Gross of tax and non-controlling interests - continuing operations	2014 £m	2013 £m
United Kingdom	473	469
Ireland	9	8
United Kingdom & Ireland	482	477
France	205	172
Poland	64	51
Italy - excluding Eurovita	63	43
Spain - excluding Aseval & CxG	30	25
Turkey	30	37
Other Europe	-	1
Europe	392	329
Asia - excluding Malaysia	127	103
Aviva Investors1	9	-
Value of new business - excluding Eurovita, Aseval, CxG & Malaysia	1,010	909
Eurovita, Aseval, CxG & Malaysia	(1)	(5)
Total value of new business	1,009	904

1 UK Retail fund management business was transferred from UK Life to Aviva Investors on 9 May 2014 and hence is included in Aviva Investors from 9 May 2014 onwards.

The Group's value of new business2,3 (VNB) increased by 11% to £1,010 million (FY13: £909 million), a 15% increase in constant currency with improvements across all markets with the exception of Turkey. The growth was primarily driven by strong performances in France, Italy, Poland and Asia.
      In the UK, VNB returned to growth in the second half of the year, reflecting strong trading and improved margins on equity release products as well as increased sales of bulk purchase annuities and protection products. This increase was partially offset by the significant decline in individual annuity volumes following the announcements made in the 2014 UK budget and a general market decline as increasingly customers are choosing to defer taking their pension, as well as lower pensions VNB mainly following the Department for Work and Pensions announcement to cap pension charges. This means that overall VNB in the UK was in line with the 2013 total. Ireland's VNB improved by 30%4 reflecting a strategic shift in business mix towards higher value products, in particular protection business.
      In Europe, improvements were largely driven by growth in France, Poland and Italy, slightly offset by a reduction in Turkey. VNB in France increased 25%4 driven by increased volumes and a continued shift in product mix towards more profitable unit-linked investments. Poland's VNB improved by 31%4 reflecting a one-off benefit from higher pension contributions in Lithuania as a result of regulatory changes and an increase in sales of higher margin protection products. In Italy, VNB increased by 55%3,4 due to a 32%3,4 increase in volumes and improved margins on with-profits products following management actions to reduce the costs of guarantees. Spain's VNB increased 27%3,4 due to improved margins on with-profits business following management action to reduce guarantees, together with overall expense reductions. The 3%4 decline in Turkey was mainly driven by a reduction in our share of the business following the partial IPO.
      VNB in Asia increased 30%3,4 reflecting a continued focus on sales of higher margin products, particularly protection products in China, as well as the inclusion of the Singapore retail health business as covered business with effect from July 2013.

2 The trend analysis of VNB and present value of new business premiums (PVNBP) are included in Financial supplement, section E: VNB & sales analysis.
3 Poland includes Lithuania, Italy excludes Eurovita, Spain excludes Aseval and CxG (sold at the end of December 2014) and Asia excludes Malaysia.
4 On a constant currency basis.

Page 9

5 - General insurance combined operating ratio (COR)

	Net written premiums		Claims ratio2		Commission and expense ratio3		Combined operating ratio4
	2014 £m	2013 £m	2014%	2013%	2014%	2013%	2014%	2013%
United Kingdom1	3,663	3,823	61.0	61.9	33.8	35.1	94.8	97.0
Ireland	272	278	67.1	64.1	29.5	35.1	96.6	99.2
United Kingdom & Ireland	3,935	4,101	61.4	62.1	33.5	35.1	94.9	97.2
Europe	1,313	1,360	69.7	69.6	28.0	28.5	97.7	98.1
Canada	2,104	2,250	65.5	63.2	30.6	31.4	96.1	94.6
Asia	13	14	65.3	76.3	32.5	31.8	97.8	108.1
Other5	7	33
Total	7,372	7,758	64.0	64.5	31.7	32.8	95.7	97.3

1 United Kingdom excluding Aviva Re and agencies in run-off.
2 Claims ratio: Incurred claims expressed as a percentage of net earned premiums.
3 Commission and Expense ratio: Written commissions and expenses expressed as a percentage of net written premiums.
4 Combined operating ratio: Aggregate of claims ratio and commission and expense ratio.
5 Other includes Aviva Re.

Group combined operating ratio (COR) for the period is 95.7% (FY13: 97.3%) with improvements in the UK, Ireland and Europe more than offsetting the adverse movement in Canada.
      In the UK and Ireland, GI COR has improved by 2.3pp to 94.9% (FY13: 97.2%) reflecting an improvement in the overall claims and commission and expenses ratios. In the UK, the claims ratio has improved to 61.0% (FY13: 61.9%) mainly reflecting favourable prior year claims development and underwriting actions. Although marginally worse than 2013, UK weather experience in FY14 remained better than the long term average. The lower commission and expense ratio of 33.8% (FY13: 35.1%) is due to expense savings and management actions taken to mitigate reduced volumes. In Ireland the COR has improved to 96.6% (FY13: 99.2%), due to improvements in the commission and expense ratio partially offset by the non recurrence of the favourable weather experienced in 2013.
      Europe's GI COR has improved by 0.4pp to 97.7% (FY13: 98.1%) mostly reflecting a lower expense ratio. Excluding the Turkish general insurance business disposed of in December 2014, Europe's GI COR was 96.0% (FY13: 96.4%). Improvements in the commission and expense ratio were largely driven by expense efficiencies and business growth in France and Italy. The claims ratio was primarily impacted by adverse weather events in France partly offset by improved prior year claims development mainly in Italy.
      In Canada GI COR has deteriorated by 1.5pp to 96.1% (FY13: 94.6%), driven by an increase in the claims ratio which was partly offset by improvements in the commission and expense ratio. The claims ratio has worsened by 2.3pp to 65.5% (FY13: 63.2%) due to higher large losses and lower prior year releases compared with 2013. Although more favourable than 2013, Canada weather experience in FY14 remained higher than the long term average reflecting the severe winter in the first quarter of the year followed by hailstorms in Alberta in August. This compares with the adverse impact from the Canadian floods in FY13, of which £62 million was included in the results of Canada, while the remaining £67 million was included in the results of our internal reinsurance company.
      We continue to apply our reserving policy consistently and to focus on understanding the true cost of claims to ensure that reserves are maintained at an appropriate level. Prior year reserve movements will vary year to year but our business is predominantly short tail in nature and the loss development experience is generally stable. In FY14 we have had a positive prior year development in our GI & Health business, benefitting operating profit by £131 million (FY13: £77 million benefit to operating profit) mainly in Canada, the UK and Ireland.

Underlying combined operating ratio

	UK & Ireland		Europe		Canada		Total
	2014%	2013%	2014%	2013%	2014%	2013%	2014%	2013%
Underlying claims ratio1	64.2	63.3	67.2	67.6	67.0	66.4	65.4	64.7
Prior year reserve strengthening/(release)2	(1.4)	0.7	0.3	1.1	(3.5)	(5.6)	(1.6)	(0.9)
Weather over/(under) long term average3	(1.4)	(1.9)	2.2	0.9	2.0	2.4	0.2	0.7
Claims ratio	61.4	62.1	69.7	69.6	65.5	63.2	64.0	64.5
Commission and expense ratio4	33.5	35.1	28.0	28.5	30.6	31.4	31.7	32.8
Combined operating ratio	94.9	97.2	97.7	98.1	96.1	94.6	95.7	97.3

1	Underlying claims ratio represents the claims ratio adjusted to exclude prior year claims development and weather variations vs. expectations, gross of the impact of profit sharing arrangements.
2	Prior year reserve strengthening/(release)represents the changes in the ultimate cost of the claims incurred in prior years, gross of the impact of profit sharing arrangements.
3
 Weather over/(under) long term average represents the difference between the reported net incurred cost of general insurance claims that have occurred as a result of weather events and the equivalent long term average expected net costs, gross of the impact of profit sharing arrangements.

4	Commission and expense ratio includes the impact of profit sharing arrangements.

Group underlying claims ratio for the period has deteriorated by 0.7pp to 65.4% (FY13: 64.7%) with an overall improvement in Europe being offset by Canada and UKGI. The deterioration in Canada is mainly due to higher large losses in FY14 compared to FY13. In UKGI, underwriting actions to improve profitability in a challenging rating environment were more than offset by the fact that FY14 large loss experience was back in line with long-term average while FY13 benefitted from benign experience. The commission and expense ratio for the period has improved by 1.1pp to 31.7% (FY13: 32.8%).

6.i - United Kingdom and Ireland Life

	2014 £m	2013 £m
Cash remitted to Group	437	370
Life Operating profit: IFRS basis	1,039	952
Expenses
Operating expenses	565	607
Integration and restructuring costs	28	59
	593	666
Value of new business	482	477

Cash
During the year total cash remitted to Group was £437 million, up 18% from 2013. The UK Life business paid a dividend of £390 million, a 30% increase from £300 million in 2013. Ireland paid a dividend to Group of £47 million (FY13: £70 million).

Operating profit: IFRS basis
UK & Ireland life operating profit increased by 9% to £1,039 million (FY13: £952 million). Within this total, UK life operating profit increased by 9% to £1,016 million (FY13: £930 million). 2014 results saw a net additional benefit to profit from non-recurring items of £282 million (FY13: £116 million), mainly from longevity assumption changes and expense reserve releases, which are partially offset by increased DAC amortisation charges on pension business. Excluding these items, profits have decreased 10%, with the benefits of cost savings offset by the impact of reduced annuity trading and lower expected returns as a result of de-risking activity.
      In Ireland, life operating profit was broadly stable at £23 million (FY13: £22 million).

Expenses
UK operating expenses reduced by 7% to £529 million (FY13: £569 million) reflecting cost savings within the business including reducing headcount and lower levels of property spend. UK integration and restructuring costs were £21 million (FY13: £44 million) and include the costs of Solvency II implementation.
      Ireland operating expenses reduced to £36 million (FY13: £38 million) as cost savings were partly offset by the costs of the planned portfolio transfer to UK Life. Integration and restructuring costs decreased to £7 million (FY13: £15 million).

Value of new business
Value of new business (VNB) increased to £482 million (FY13: £477 million).
      In the UK, VNB improved to £473 million (FY13: £469 million) following a good performance in the second half of the year. This reflects strong trading and improved margins on equity release products together with increased sales of bulk purchase annuities and protection products. This increase was partially offset by the significant decline in individual annuity volumes following the announcements made in the 2014 UK budget and a general market decline as increasingly customers are choosing to defer taking their pension, as well as lower pensions VNB mainly following the Department for Work and Pensions announcement to cap pension charges.
      In Ireland, VNB improved to £9 million (FY13: £8 million), a 30% increase on a constant currency basis as a result of a strategic shift in business mix towards higher margin products, in particular protection business.

6.ii - United Kingdom and Ireland general insurance & health

	2014 £m	2013 £m
Cash remitted to Group1	294	347
Operating profit: IFRS basis	499	489
Expenses
Operating expenses	755	818
Integration and restructuring costs	11	24
	766	842
Combined operating ratio2	94.9%	97.2%

1 Cash remittances include amounts of £273 million received from UKGI in February 2015 in respect of 2014 activity and £347 million received in January 2014 in respect of 2013 activity.
2 General insurance business only.

Cash
Total cash remitted to Group was £294 million (FY13: £347 million), a reduction driven by the lower interest received following reductions in the intercompany loan during the year. Total 2014 remittances include amounts received from Aviva Insurance Limited in February 2015 in respect of 2014 activity in that business and its subsidiaries.

Operating profit: IFRS basis
UK and Ireland general insurance and health operating profit increased to £499 million (FY13: £489 million).
      In UK general insurance, operating profit increased 6% to £455 million (FY13: £431 million). Within this, the underwriting result improved to £199 million (FY13: £117 million) driven by expense savings, favourable prior year claims development and underwriting actions to improve profitability in a challenging rating environment, partly offset by the fact that 2013 benefitted from benign large loss experience. Our personal lines underwriting result declined to £96 million (FY13: £161 million), primarily due to higher weather-related claims experienced in 2014 compared to the prior period. The underwriting result in commercial lines continues to show an improvement at £103 million (FY13: £(44) million), mainly reflecting the reserve strengthening in FY13 which has not repeated in 2014, as well as the benefits from our reduced exposure to unprofitable commercial business. UKGI net written premium (NWP) declined 4% to £3,663 million (FY13: £3,823 million) mainly as a result of our disciplined underwriting approach in a continuing softening personal lines market and selected exits in some lines of commercial business. This compared with a 6% decline at the half year, with a gradual improvement in the second half of the year primarily driven by personal motor and commercial liability products.
      In UK Health, operating profit was down £7 million to £11 million (FY13: £18 million) due to adverse claims experience.
      In Ireland, general insurance and health operating profit decreased to £33 million (FY13: £40 million) mainly driven by higher claims costs in the Health business and the non recurrence of the favourable weather experienced in 2013, partly offset by cost savings.
      UK and Ireland general insurance longer term investment return was £278 million (FY13: £336 million), a £58 million net decline, with a £65 million reduction as a result of the lower intercompany loan balance partially offset by a change in investment portfolio mix in UKGI.

Expenses
UK general insurance operating expenses have reduced by 7% to £658 million (FY13: £704 million) reflecting the impact of a reduction in headcount and focus on cost control. In Ireland, operating expenses reduced by 15% to £97 million (FY13: £114 million), reflecting cost saving initiatives to deliver the turnaround.
      UK and Ireland's integration and restructuring costs reduced to £11 million (FY13: £24 million) as a result of non-recurring transformation costs in the prior period in Ireland partly offset by higher Solvency II spend in the UK in 2014.

Combined operating ratio3

	Claims ratio		Commission and expense ratio		Combined operating ratio
United Kingdom & Ireland	2014%	2013%	2014%	2013%	2014%	2013%
Personal	62.4	57.7	33.9	35.4	96.3	93.1
Commercial	59.9	68.2	32.9	34.8	92.8	103.0
Total	61.4	62.1	33.5	35.1	94.9	97.2

3 General insurance business only.

The UK & Ireland general insurance combined operating ratio (COR) has improved by 2.3pp to 94.9% (FY13: 97.2%), reflecting an improvement in the overall claims and commission and expenses ratios.

6.iii - Europe1

	2014 £m	2013 £m
Cash remitted to Group	454	388
Operating profit: IFRS basis
Life	852	851
General insurance & health	113	112
	965	963
Expenses
Operating expenses	596	644
Integration and restructuring costs	17	34
	613	678
Value of new business
Value of new business - excluding Eurovita, Aseval & CxG	392	329
Effects of disposals/Assets held for sale (Eurovita, Aseval & CxG)	(1)	(6)
	391	323
Combined operating ratio2	97.7%	98.1%
Combined operating ratio2 - excluding Turkey	96.0%	96.4%

1 Our European business includes life and general insurance business written in France, Poland, Italy, and Turkey, life business in Spain and health business in France.
2 General insurance business only.

There has been a weakening of the Euro, the Polish Zloty and the Turkish Lira by 5%, 5% and 20% respectively (average rate) over the period which has had an impact across a number of metrics.

Cash
Total cash remitted to Group increased to £454 million (FY13: £388 million), due to higher remittances from France (up 4% to £245 million), Poland (up 25% to £106 million), Italy (up 167% to £32 million) and Spain (up 33% to £68 million). Within this total, Spain benefitted from a £19 million one-off dividend in 2014 driven by remittance of surplus capital.

Life operating profit: IFRS basis
Life operating profit remained broadly in line with FY13 at £852 million (FY13: £851 million) but improved by 5% on a constant currency basis. In France, operating profit increased to £394 million (FY13: £385 million). Excluding adverse foreign exchange movements in 2014 and the positive impact from reducing the cost of guaranteed death benefits in 2013, operating profit was 19% higher than FY13. This was mainly from increased sales of unit-linked products and higher returns from improved asset mix. Operating profit4 in Poland improved to £180 million (FY13: £164 million), with a £39 million one-off benefit from regulatory pension changes partly offset by lower asset management charges. Italy's operating profit4 increased to £129 million (FY13: £114 million) due to higher sales and improved margins on with-profits business. In Spain, operating profit4 was stable at £101 million.

General insurance & health operating profit: IFRS basis
Operating profits of £113 million (FY13: £112 million) were largely in line with 2013 but increased by 4% on a constant currency basis. Italy's operating profit improved to £39 million (FY13: £35 million), a 21% increase in constant currency, primarily as a result of the reserve strengthening in FY13 which has not repeated in 2014. Operating profit in France was £78 million (FY13: £84 million) and was impacted by adverse weather events and higher healthcare claims costs reflecting a market wide trend. Operating profit in Poland was broadly stable, while operating losses continued in Turkey GI which was disposed of in December 2014.

Expenses
Operating expenses improved to £596 million (FY13: £644 million), a 2% improvement on a constant currency basis. This reflected reductions across all markets other than Poland, where costs increased by £9 million due to higher investment in distribution channels. Integration and restructuring costs of £17 million (FY13: £34 million) relate largely to Solvency II costs in France.

Value of new business
Europe's value of new business (VNB) increased by 19%4 to £392 million (FY13: £329 million), a 27% increase in constant currency. VNB in France increased by 25%5 due to sustained volume growth and a continued shift in product mix towards more profitable unit-linked investments. In Poland, VNB improved by 31%5 benefitting from regulatory pension changes in Lithuania and an increase in sales of higher margin protection products. VNB in Italy increased by 55%4,5 with higher volumes and improved margins on with-profits products following management actions to reduce the costs of guarantees. In Spain, VNB increased by 27%4,5 due to expense reductions and improved margins on with-profits business following management action to reduce guarantees. The 3%5 decline in Turkey was mainly driven by a reduction in our share of the business following the partial IPO.

Combined operating ratio3

	Claims ratio		Commission and expense ratio		Combined operating ratio
Europe	2014%	2013%	2014%	2013%	2014%	2013%
France	70.1	69.5	26.8	27.6	96.9	97.1
Poland	57.6	61.9	38.4	33.3	96.0	95.2
Italy	66.6	67.6	27.4	27.6	94.0	95.2
Turkey	101.5	84.5	45.4	39.4	146.9	123.9
Total	69.7	69.6	28.0	28.5	97.7	98.1

3 General Insurance business only.

Combined operating ratio (COR) has improved to 97.7% (FY13: 98.1%), reflecting the general insurance business performance as described above.

4 Poland includes Lithuania, Italy excludes Eurovita and Spain excludes Aseval and CxG (sold at the end of December 2014).
5 On a constant currency basis.

6.iv - Canada

	2014 £m	2013 £m
Cash remitted to Group	138	130
General Insurance operating profit: IFRS basis	189	246
Expenses
Operating expenses	316	378
Integration and restructuring costs	4	9
	320	387
Combined operating ratio	96.1%	94.6%

There has been a weakening of the Canadian dollar against sterling by 13% (average rate) over the period which has had a significant impact across a number of metrics.

Cash
Cash remitted to Group increased by 6% to £138 million (FY13: £130 million), a 15% increase on a local currency basis.

Operating profit: IFRS basis
General insurance operating profit was £189 million (FY13: £246 million), a 23% reduction compared with the prior year (13% reduction on a constant currency basis). During the period, Canada experienced higher large losses and lower prior year reserve releases. These adverse factors were partially offset by an underwriting improvement in commercial lines and overall expense savings, but resulted in a lower underwriting result of £83 million (FY13: £117 million). Longer term investment return reduced 17% to £112 million (FY13: £135 million), down 7% on a constant currency basis, as a result of lower reinvestment yields.

Expenses
Operating expenses reduced by 16% to £316 million (FY13: £378 million), a 6% improvement on a constant currency basis, reflecting the continued focus on expense management. Integration and restructuring costs were lower than prior year at £4 million (FY13: £9 million).

Combined operating ratio

	Claims ratio		Commission and expense ratio		Combined operating ratio
Canada	2014%	2013%	2014%	2013%	2014%	2013%
Personal	68.1	64.0	28.3	29.3	96.4	93.3
Commercial	61.1	61.8	34.4	35.1	95.5	96.9
Total	65.5	63.2	30.6	31.4	96.1	94.6

Combined operating ratio was 96.1% (FY13: 94.6%) with the deterioration driven mainly by the higher large losses and less favourable prior year development compared with the prior period. Although more favourable than 2013, Canada weather experience in FY14 remained higher than the long term average reflecting the severe winter in the first quarter of the year followed by hailstorms in Alberta in August. This compares with the adverse impact from the Canadian floods in FY13, of which £62 million was included in the results of Canada, while the remaining £67 million was included in the results of our internal reinsurance company. The commission and expense ratio has improved by 0.8pp reflecting the ongoing focus on expense and commission management.
      Net written premiums were 6% lower at £2,104 million (FY13: £2,250 million), but up 6% on a constant currency basis. The increase predominantly reflects new business growth in Western Canada along with rate hardening on personal property, rating increases on commercial lines and improved retention on personal lines reflecting pricing competitiveness.

6.v - Asia

	2014 £m	2013 £m
Cash remitted to Group	23	20
Operating profit: IFRS basis
Life	87	96
General insurance & health	(2)	1
	85	97
Expenses
Operating expenses	80	86
Integration and restructuring costs	1	7
	81	93
Value of new business
Value of new business - excluding Malaysia	127	103
Effects of disposals (Malaysia)	-	1
	127	104
Combined operating ratio1	97.8%	108.1%

1 General insurance business only.

Cash
Total cash remitted to Group was £23 million (FY13: £20 million) from the Singapore life and fund management businesses.

Operating profit: IFRS basis
Overall operating profit from life and general insurance and health business reduced by 12% to £85 million (FY13: £97 million), a 7% reduction on a constant currency basis mainly driven by the investment in our start-up Indonesian joint venture as well as the disposal of our South Korean business.

Expenses
Operating expenses have decreased 7% to £80 million (FY13: £86 million) but remained stable on a constant currency basis, as the increased costs of developing our distribution network in Singapore were offset by lower spend in other markets. Integration and restructuring costs were lower than prior year at £1 million (FY13: £7 million).

Value of New Business
Value of new business2 (VNB) increased 23% (30% in constant currency) to £127 million (FY13: £103 million) with the growth driven by Singapore and China. Excluding our South Korean business which was disposed of in the first half of the year, VNB in Asia was £122 million (FY13: £93 million), a 40% increase in constant currency. Singapore's VNB increased £11 million to £87 million (FY13: £76 million), principally due to the inclusion of the retail health business as covered business (included from the second half of 2013). VNB in China increased £15 million to £31 million (FY13: £16 million) driven by a shift towards higher margin protection products.

Combined Operating Ratio
Combined operating ratio for the general insurance business improved to 97.8% (FY13: 108.1%), with the prior year impacted by a one-off increase in reserve margin in Singapore while 2014 benefitted from favourable experience.
      Overall net written premium for the general insurance and health business reduced 13% (5% in constant currency) to £87 million (FY13: £100 million) primarily due to a change in shareholding of our Indonesian health business, partly offset by growth in the Singapore health business.

2 Asia excludes Malaysia.

6.vi - Fund management

	2014 £m	2013 £m
Cash remitted to Group1	16	14
Operating profit: IFRS basis
Aviva Investors	79	68
United Kingdom	6	23
Asia	1	2
	86	93
Aviva Investors: Operating profit: IFRS basis
Fund management	79	68
Other operations	(18)	(96)
	61	(28)
Expenses1
Operating expenses	298	290
Integration and restructuring costs	4	41
	302	331
Value of new business1	9	-

1 Only includes Aviva Investors.

Cash
During 2014 a dividend of £16 million was paid to Group, compared with a dividend of £14 million in 2013, primarily reflecting an increased remittance by Aviva Investors France.

Operating profit: IFRS basis
Operating profit generated by Aviva Investors was £79 million (FY13: £68 million), an increase of £11 million compared with the prior year. This is mainly due to a £12 million contribution from the UK retail fund management business which has transferred from UK Life, as well as higher performance fees. This was partially offset by the adverse impact of the disposal of the River Road business in the first half of the year.
      In 2013 we found evidence of improper allocation of trades in fixed income securities in Aviva Investors. In the 2013 result, there was a total adverse impact on operating profit from this activity of £96 million, reflecting the compensation expected to be claimed in respect of these breaches and associated costs. These client compensation costs were recognised within the 'Other operations' result.
      In February 2015, Aviva Investors reached a settlement with the FCA for certain systems and controls failings that happened between August 2005 to June 2013 and agreed to pay a fine of £17.6 million. Provision for this expected cost was made at the year end and is fully reflected within the 'Other operations' FY14 result (note A1).

Expenses
Operating expenses in Aviva Investors have increased by £8 million to £298 million (FY13: £290 million), primarily due to the transfer of the UK retail fund management business (£14 million) and an increase in expenses incurred to support the further development of the business. This was partly offset by staff cost savings following the strategic review of the business at the end of 2013, together with savings arising from the River Road disposal.
      Integration and restructuring costs reduced to £4 million (FY13: £41 million), with the prior year total reflecting the restructuring activity required as part of the 2013 strategic review.

Value of  New Business
Value of new business in Aviva Investors was £9 million for the period following the transfer of the UK retail fund management business from UK Life.

Net flows and funds under management - Aviva Investors

	Internal £m	External £m	Total £m
Aviva Investors
Funds under management at 1 January 2014	192,372	48,135	240,507
Gross Sales	18,365	8,580	26,945
Gross claims/redemptions	(21,559)	(10,363)	(31,922)
Market movements and other	11,237	5,436	16,673
Disposals	-	(6,305)	(6,305)
Funds under management at 31 December 2014	200,415	45,483	245,898

Aviva Investors funds under management have increased by £5.4 billion to £245.9 billion (FY13: £240.5 billion) during the year. This was driven by favourable market movements partly offset by net redemptions as well as adverse impacts from foreign exchange movements and the River Road disposal.
      While we have seen strong external sales in 2014, primarily driven by real estate and fixed income funds, these have been more than offset by outflows in the year. The first two funds in our Aviva Investors multi strategy (AIMS) range were launched during 2014 and we expect to see steady inflows into these funds in 2015.
      Within internal assets we have seen overall net outflows in our UK business.

7.i - Life business profit drivers

Life business operating profit before shareholder tax for continuing operations increased by 4% to £1,979 million (FY13: £1,901 million).
      Total income reduced by 5% to £3,179 million (FY13: £3,358 million), while total expenses fell by 5% to £1,504 million (FY13: £1,588 million). There has been an adverse foreign exchange impact on the life business result of £51 million during the year largely driven by the weakening of the euro (adverse impact on total income of £96 million, partly offset by a benefit of £43 million on total expenses and £2 million benefit on DAC, AVIF and other items).

	United Kingdom & Ireland		Europe		Asia		Total Continuing Operations
	2014 £m	Restated 2013 £m	2014 £m	Restated 2013 £m	2014 £m	2013 £m	2014 £m	Restated 2013 £m
New business income	462	486	227	234	126	116	815	836
Underwriting margin	175	198	230	305	58	52	463	555
Investment return	738	782	1,113	1,122	50	63	1,901	1,967
Total Income	1,375	1,466	1,570	1,661	234	231	3,179	3,358
Acquisition expenses	(278)	(284)	(263)	(300)	(96)	(94)	(637)	(678)
Administration expenses	(364)	(390)	(467)	(482)	(36)	(38)	(867)	(910)
Total Expenses	(642)	(674)	(730)	(782)	(132)	(132)	(1,504)	(1,588)
DAC, AVIF and other	306	160	12	(28)	(15)	(3)	303	129
	1,039	952	852	851	87	96	1,978	1,899
Other business1							1	2
Total - continuing operations							1,979	1,901

1 Other business includes the total result for Aviva Investors Pooled Pensions and Aviva Life Reinsurance.

Income: New business income and underwriting margin

	United Kingdom & Ireland		Europe		Asia		Total
	2014 £m	Restated 2013 £m	2014 £m	2013 £m	2014 £m	2013 £m	2014 £m	Restated 2013 £m
New business income (£m)	462	486	227	234	126	116	815	836
APE (£m)1	1,409	1,390	1,071	1,022	285	298	2,765	2,710
As margin on APE (%)	33%	35%	21%	23%	44%	39%	29%	31%
Underwriting margin (£m)	175	198	230	305	58	52	463	555
Analysed by:
Expenses	44	36	55	70	30	33	129	139
Mortality and longevity	114	130	153	210	22	14	289	354
Persistency	17	32	22	25	6	5	45	62

1 APE excludes UK Retail Fund Management and Health business in UK & Ireland and Asia.

(a) New business income
New business income reduced to £815 million (FY13: £836 million) mainly due to the impact of lower annuity trading in the UK following the budget announcement in March 2014 partly offset by an increase in Asia. Europe was broadly stable.
      The net contribution from new business is the new business income less associated acquisition expenses (see (g) below). This increased to £178 million profit (FY13: £158 million profit), largely driven by cost efficiencies across Europe and higher margins on new business in Asia, offset by a decrease in the UK.
      In the UK & Ireland, net contribution from new business decreased to £184 million profit (FY13: £202 million profit). Volumes based on APE increased by 1% largely due to an increase in pensions, protection, bulk purchase annuities and equity release business partly offset by a reduction in individual annuities. The reduction in margin on APE to 33% (FY13: 35%) is mainly as a result of the change in business mix.
      In Europe, net contribution improved to a loss of £36 million (FY13: loss of £66 million). Volumes based on APE increased by 5%, (11% on a constant currency basis), largely driven by higher sales in France, Italy and Poland. New business margin on APE reduced to 21% (FY13: 23%) largely due to changes in product mix.
      In Asia, net contribution increased to a profit of £30 million (FY13: £22 million profit).

(b) Underwriting margin
The underwriting margin reduced to £463 million (FY13: £555 million). In the UK & Ireland, underwriting margin reduced to £175 million (FY13: £198 million) driven by lower positive mortality margins and a non-recurring release in 2013 of the cost of guarantees on a tranche of maturing bonds. In Europe, underwriting margin decreased to £230 million (FY13: £305 million) largely driven by France where management actions taken to reduce the cost of guaranteed death benefits created a non-recurring benefit of £42 million in 2013. The underwriting margin in Spain decreased mainly due to the sale of Aseval. In Asia, underwriting margin increased to £58 million (FY13: £52 million) mainly due to a favourable impact from mortality assumption changes in Singapore.

7.i - Life business profit drivers continued

Income: Investment return

	United Kingdom & Ireland		Europe		Asia		Total
	2014 £m	Restated 2013 £m	2014 £m	Restated 2013 £m	2014 £m	2013 £m	2014 £m	Restated 2013 £m
Unit-linked margin (£m)	434	411	439	454	13	20	886	885
As Annual management charge on average reserves (bps)	87	88	126	119	108	167	103	102
Average reserves (£bn)	49.8	46.9	34.8	38.3	1.2	1.2	85.8	86.4
Participating business (£m)	94	86	531	531	(1)	(6)	624	611
As bonus on average reserves (bps)	27	23	90	85	n/a	n/a	65	61
Average reserves (£bn)	34.4	36.6	59.3	62.3	1.7	1.5	95.4	100.4
Spread margin (£m)	136	142	25	28	26	37	187	207
As spread margin on average reserves (bps)	32	35	60	67	236	195	39	45
Average reserves (£bn)	42.1	40.3	4.2	4.2	1.1	1.9	47.4	46.4
Expected return on shareholder assets (£m)	74	143	118	109	12	12	204	264
Total (£m)	738	782	1,113	1,122	50	63	1,901	1,967

(c) Unit-linked margin
The unit-linked margin was stable at £886 million (FY13: £885 million). This result included an adverse foreign exchange impact of £26 million, predominantly in Europe. The margin as a proportion of average unit-linked reserves was 103 bps (FY13: 102 bps), on average reserves of £86 billion (FY13: £86 billion).
      An improved unit linked margin in the UK was due to higher average reserves. In Europe, unit linked income increased on a constant currency basis. Average reserves were lower, driven by regulatory changes in Poland where over half of the pension assets were transferred to the Polish State in 2014, partly offset by higher average reserves in France including the benefit of improved sales. Unit linked margin on a constant currency basis improved as a result of higher profitability, particularly in Italy. Lower unit linked income in Asia was driven by lower margins during the year mainly in China.

(d) Participating business
Income from participating business increased to £624 million (FY13: £611 million). In the UK & Ireland, the shareholder transfer from with-profit funds increased to £94 million (FY13: £86 million), reflecting an increase in bonus rates. In Europe, income remained stable at £531 million (FY13: £531 million), but increased on a constant currency basis driven by improvements in profitability, mainly in Italy. The majority of participating income is earned in France.

(e) Spread margin
Spread business income, which mainly relates to UK immediate annuity and equity release business, was £187 million (FY13: £207 million). The spread margin on average reserves reduced to 39 bps (FY13: 45 bps), on average reserves of £47 billion (FY13: £46 billion). In Europe, the fall in spread margin was mainly as a result of worsened asset yields in Italy. In Asia, the majority of spread business income was generated in Korea which was sold in June 2014.

(f) Expected return on shareholder assets
Expected returns, representing investment income on surplus funds, reduced to £204 million (FY13: £264 million). The reduction in income mainly relates to the UK, where there have been lower expected returns as a result of de-risking activity. In Europe, the increase in expected return was largely as a result of a change in asset mix in France.

7.i - Life business profit drivers continued

Expenses

	United Kingdom & Ireland		Europe		Asia		Total
	2014 £m	Restated 2013 £m	2014 £m	Restated 2013 £m	2014 £m	2013 £m	2014 £m	Restated 2013 £m
Acquisition expenses (£m)	(278)	(284)	(263)	(300)	(96)	(94)	(637)	(678)
APE (£m)1	1,409	1,390	1,071	1,022	285	298	2,765	2,710
As acquisition expense ratio on APE (%)	20%	20%	25%	29%	34%	32%	23%	25%
Administration expenses (£m)	(364)	(390)	(467)	(482)	(36)	(38)	(867)	(910)
As existing business expense ratio on average reserves (bps)	29	32	48	46	90	83	38	39
Average reserves (£bn)	126.3	123.8	98.3	104.8	4.0	4.6	228.6	233.2

1 APE excludes UK Retail Fund Management and Health business in UK & Ireland and Asia.

(g) Acquisition expenses
Acquisition expenses reduced to £637 million (FY13: £678 million), reflecting changes in business mix particularly in the UK and cost savings on new business across Europe. The overall group-wide ratio of acquisition expenses to APE improved to 23% (FY13: 25%).

(h) Administration expenses
Administration expenses reduced to £867 million (FY13: £910 million), mainly driven by cost efficiencies in the UK and beneficial exchange rate movements in Europe. The expense ratio was stable at 38 bps (FY13: 39 bps) on average reserves of £229 billion (FY13: £233 billion). The overall reduction in life business acquisition and administration expenses was £84 million.

(i) DAC, AVIF and other
DAC, AVIF and other items amounted to an overall positive contribution of £303 million (FY13: £129 million), which was mainly driven by the UK. In the UK, there has been a net additional benefit to profit from non-recurring items of £282 million (FY13: £116 million), mainly from longevity assumption changes and expense reserve releases, which are partially offset by increased DAC amortisation charges on pension business. The movement in other items compared to the prior year also reflects a £39 million one-off benefit in Poland from a regulatory pension change.

7.ii -  General insurance and health

2014	UK Personal £m	UK Commercial £m	Total UK £m	Ireland £m	Total UK & Ireland £m	Canada Personal £m	Canada Commercial £m	Total Canada £m	Europe £m	Asia & Other1 £m	Total £m
General insurance
Gross written premiums	2,239	1,694	3,933	285	4,218	1,344	832	2,176	1,389	15	7,798
Net written premiums	2,152	1,511	3,663	272	3,935	1,325	779	2,104	1,313	20	7,372
Net earned premiums	2,202	1,511	3,713	267	3,980	1,280	770	2,050	1,308	23	7,361
Net claims incurred	(1,359)	(905)	(2,264)	(179)	(2,443)	(872)	(471)	(1,343)	(912)	(13)	(4,711)
Of which claims handling costs			(193)	(6)	(199)			(79)	(59)	-	(337)
Written commission	(564)	(309)	(873)	(36)	(909)	(259)	(157)	(416)	(250)	(1)	(1,576)
Written expenses2	(175)	(189)	(364)	(44)	(408)	(115)	(111)	(226)	(117)	(5)	(756)
Movement in DAC	(8)	(5)	(13)	(3)	(16)	15	3	18	1	-	3
Underwriting result	96	103	199	5	204	49	34	83	30	4	321
Longer-term investment return3			260	18	278			112	74	6	470
Other4			(4)	-	(4)			(6)	-	-	(10)
Operating profit			455	23	478			189	104	10	781
Health insurance
Underwriting result					15			-	8	(3)	20
Longer-term investment return					6			-	1	-	7
Operating profit					21			-	9	(3)	27
Total operating profit					499			189	113	7	808
General insurance combined operating ratio
Claims ratio	61.7%	59.9%	61.0%	67.1%	61.4%	68.1%	61.1%	65.5%	69.7%		64.0%
Commission ratio	26.2%	20.4%	23.8%	13.4%	23.1%	19.6%	20.2%	19.8%	19.1%		21.4%
Expense ratio	8.1%	12.5%	10.0%	16.1%	10.4%	8.7%	14.2%	10.8%	8.9%		10.3%
Combined operating ratio5	96.0%	92.8%	94.8%	96.6%	94.9%	96.4%	95.5%	96.1%	97.7%		95.7%
Assets supporting general insurance and health business
Debt securities			4,429	825	5,254			3,261	2,140	203	10,858
Equity securities			7	-	7			222	22	-	251
Investment property			91	4	95			-	128	-	223
Cash and cash equivalents			865	79	944			123	185	48	1,300
Other6			3,372	101	3,473			122	172	-	3,767
Assets at 31 December 2014			8,764	1,009	9,773			3,728	2,647	251	16,399
Debt securities			3,515	994	4,509			3,098	2,255	243	10,105
Equity securities			15	-	15			301	23	-	339
Investment property			1	6	7			-	133	-	140
Cash and cash equivalents7			1,490	194	1,684			95	152	51	1,982
Other6,7			5,088	109	5,197			79	159	-	5,435
Assets at 31 December 20137			10,109	1,303	11,412			3,573	2,722	294	18,001
Average assets			9,436	1,156	10,592			3,650	2,685	273	17,200
LTIR as % of average assets			2.8%	1.6%	2.7%			3.1%	2.8%	2.2%	2.8%

1. Asia & Other includes Aviva Re
2. Operating expenses shown in note 3 includes claims handling costs and written expenses included in general insurance COR above, plus operating expenses of other (non-insurance) operations.
3 The UK & Ireland LTIR includes benefit of £156 million (FY13: £221 million) return on the internal loan. This is lower than 2013 primarily as a result of a reduction in the loan balance during 2014.
4. Includes unwind of discount and pension scheme net finance costs.
5.   COR is calculated as incurred claims expressed as a percentage of net earned premiums, plus written commissions and written expenses expressed as a percentage of net written premiums. COR is calculated using unrounded numbers so minor rounding differences may exist.

6. Includes loans and other financial investments.
7. Restated following the adoption of amendments to 'IAS 32: Financial Instruments: Presentation'. Refer to note B1 for further information.

7.ii -  General insurance and health continued

2013	UK Personal £m	UK Commercial £m	Total UK £m	Ireland £m	Total UK & Ireland £m	Canada Personal £m	Canada Commercial £m	Total Canada £m	Europe £m	Asia & Other1 £m	Total £m
General insurance
Gross written premiums	2,375	1,717	4,092	290	4,382	1,418	900	2,318	1,442	23	8,165
Net written premiums	2,276	1,547	3,823	278	4,101	1,396	854	2,250	1,360	47	7,758
Net earned premiums	2,344	1,629	3,973	312	4,285	1,364	832	2,196	1,368	48	7,897
Net claims incurred	(1,347)	(1,112)	(2,459)	(200)	(2,659)	(874)	(513)	(1,387)	(951)	(97)	(5,094)
Of which claims handling costs			(200)	(6)	(206)			(88)	(49)	-	(343)
Written commission	(631)	(333)	(964)	(42)	(1,006)	(283)	(170)	(453)	(256)	(1)	(1,716)
Written expenses2	(175)	(205)	(380)	(56)	(436)	(126)	(129)	(255)	(131)	(5)	(827)
Movement in DAC	(30)	(27)	(57)	(8)	(65)	11	5	16	(3)	-	(52)
Internal reallocation of result of UK run-off business	-	4	4	-	4	-	-	-	-	(4)	-
Underwriting result	161	(44)	117	6	123	92	25	117	27	(59)	208
Longer-term investment return3			318	18	336			135	71	7	549
Other4			(4)	-	(4)			(6)	-	-	(10)
Operating profit			431	24	455			246	98	(52)	747
Health insurance
Underwriting result					28			-	13	1	42
Longer-term investment return					6			-	1	1	8
Operating profit					34			-	14	2	50
Total operating profit					489			246	112	(50)	797
General insurance combined operating ratio
Claims ratio	57.5%	68.2%	61.9%	64.1%	62.1%	64.0%	61.8%	63.2%	69.6%		64.5%
Commission ratio	27.7%	21.5%	25.2%	15.1%	24.5%	20.3%	19.9%	20.1%	18.8%		22.1%
Expense ratio	7.7%	13.2%	9.9%	20.0%	10.6%	9.0%	15.2%	11.3%	9.7%		10.7%
Combined operating ratio5	92.9%	102.9%	97.0%	99.2%	97.2%	93.3%	96.9%	94.6%	98.1%		97.3%
Assets supporting general insurance and health business
Debt securities			3,515	994	4,509			3,098	2,255	243	10,105
Equity securities			15	-	15			301	23	-	339
Investment property			1	6	7			-	133	-	140
Cash and cash equivalents7			1,490	194	1,684			95	152	51	1,982
Other6,7			5,088	109	5,197			79	159	-	5,435
Assets at 31 December 20137			10,109	1,303	11,412			3,573	2,722	294	18,001
Debt securities			2,765	814	3,579			3,410	2,168	140	9,297
Equity securities			415	-	415			343	16	-	774
Investment property			1	7	8			-	131	-	139
Cash and cash equivalents7			1,500	390	1,890			103	426	230	2,649
Other6,7			5,705	110	5,815			143	50	-	6,008
Assets at 31 December 20127			10,386	1,321	11,707			3,999	2,791	370	18,867
Average assets			10,247	1,312	11,559			3,786	2,757	332	18,434
LTIR as % of average assets			3.2%	1.4%	3.0%			3.5%	2.7%	2.4%	3.0%

1. Asia & Other includes Aviva Re
2. Operating expenses shown in note 3 includes claims handling costs and written expenses included in general insurance COR above, plus operating expenses of other (non-insurance) operations.
3. The UK LTIR includes benefit of £221 million (FY12: £299 million) relating to the internal loan. This is lower than 2012 primarily as a result of a reorganisation of this loan during 2013.
4. Includes unwind of discount and pension scheme net finance costs.
5.   COR is calculated as incurred claims expressed as a percentage of net earned premiums, plus written commissions and written expenses expressed as a percentage of net written premiums. COR is calculated using unrounded numbers so minor rounding differences may exist.

6. Includes loans and other financial investments.
7. Restated following the adoption of amendments to 'IAS 32: Financial Instruments: Presentation'. Refer to note B1 for further information.

7.iii - Fund flows

	Restated1 Managed assets at 1 January 2014 £m	Premiums and deposits, net of reinsurance £m	Claims and redemptions, net of reinsurance £m	Net flows2 £m	Effect of disposals, market and other movements £m	Managed assets at 31 December 2014 £m
Life and platform business
UK - non-profit - platform	2,815	2,633	(296)	2,337	130	5,282
UK - non-profit - other	78,882	5,767	(6,600)	(833)	5,682	83,731
Ireland	5,564	400	(632)	(232)	186	5,518
United Kingdom & Ireland (excluding UK with-profits)	87,261	8,800	(7,528)	1,272	5,998	94,531
Europe	99,312	8,653	(7,442)	1,211	(3,921)	96,602
Asia	3,723	840	(465)	375	142	4,240
Other	1,767	46	(197)	(151)	246	1,862
	192,063	18,339	(15,632)	2,707	2,465	197,235
UK - with-profits and other	45,720					46,677
Total life and platform business	237,783					243,912

1    Restated following the inclusion of UK and Asia platform business and the adoption of amendments to IAS 32: Financial instruments: Presentation. Refer to note B1 for further information. Managed assets reflect financial investments, loans, investment property and cash and cash equivalents.

2 Life business net flows in the table above are net of reinsurance and exclude flows related to UK equity release products.

United Kingdom & Ireland (excluding UK with-profits)
During 2014, net inflows in UK Life (non-profit including platform) were £1,504 million.  The UK Life Platform managed assets increased by 88% over the period driven by new business volumes. Other non-profit outflows were £833 million, including a group personal pension transfer out of around £500 million. The UK non-profit other movements of £5,682 million principally reflect fair value gains in the period, driven by the fall in interest rates.
      In Ireland, net outflows were £232 million reflecting reduced new business inflows due to the strategic withdrawal from unprofitable product lines and the impact of surrenders on the unit linked pension business. In addition, claims exceeded premiums in the Irish with-profit fund which is closed to new business.

Europe
Net inflows were £1,211 million. In France this reflects increased volumes of unit linked sales and lower levels of redemptions. In Italy, increased sales of with-profits products have benefited net inflows. Other movements in Europe include fair value gains in the period offset by the disposal of our Italian and Spanish businesses, Eurovita and CxG respectively, and unfavourable foreign exchange movements.

Asia and other
Net inflows in Asia were £375 million and arise principally in Singapore. Other business net outflows of £151 million relate to Aviva Investors' Pooled Pensions business.

8.i - Summary of assets

The Group asset portfolio is invested to generate competitive investment returns for both policyholders and shareholders whilst remaining within the Group's appetite for market and credit risk.
      The Group has a low appetite for interest rate risk and currency risk which means that the asset portfolios are well matched by duration and currency to the liabilities they cover. The Group also runs a low level of liquidity risk which results in a high proportion of income generating assets and a preference for more liquid assets where there is the potential need to realise those assets before maturity.
      The Group seeks to diversify its asset portfolio in order to reduce risk and provide more attractive risk-adjusted returns. In order to achieve this there is a comprehensive risk limit framework in place. There is an allowance for diversification in our economic capital model, actions have been taken to reduce our exposure to the Eurozone periphery, and we are broadening the investment portfolio in individual businesses.
      Asset allocation decisions are taken at legal entity level and in many cases by fund within a legal entity in order to reflect the nature of the liabilities, customer expectations, the local accounting and regulatory treatment, and any local constraints. These asset allocation decisions are made in accordance with a Group-wide framework that takes into account consensus investment views across the Group, prioritised Group objectives and metrics and Group risk limits and constraints. This framework is overseen by the Group ALCO (Asset Liability Committee) and facilitates a consistent approach to asset allocation across the business units in line with Group risk appetite and shareholder objectives.
      The asset allocation as at 31 December 2014 across the Group, split according to the type of liability the assets are covering, is shown in the table below. Further information on these assets is given in the analysis of assets section.

	Shareholder business assets			Participating fund assets
2014 £m	General Insurance & health & other1	Annuity and non-profit	Policyholder(unit linked assets)	UK style with profits	Continental European-style participating funds	Total assets analysed	Less assets of operation classified as held for sale	Carrying value in the statement of financial position
Debt securities
Government bonds	7,248	9,066	5,961	16,297	26,991	65,563	-	65,563
Corporate bonds	3,867	13,768	5,235	7,473	25,455	55,798	-	55,798
Other	201	1,653	2,432	1,625	4,389	10,300	-	10,300
	11,316	24,487	13,628	25,395	56,835	131,661	-	131,661
Loans
Mortgage loans	77	19,841	-	453	1	20,372	-	20,372
Other loans	129	623	302	3,055	779	4,888	-	4,888
	206	20,464	302	3,508	780	25,260	-	25,260
Equity securities	262	220	26,324	6,395	2,418	35,619	-	35,619
Investment property	222	74	4,019	2,979	1,631	8,925	-	8,925
Other investments	457	1,575	27,181	3,800	2,345	35,358	-	35,358
Total as at 31 December 2014	12,463	46,820	71,454	42,077	64,009	236,823	-	236,823
Total as at 31 December 2013 (restated)2	11,843	42,097	69,294	42,364	64,434	230,032	(2,675)	227,357

1. Of the £12.5 billion of assets 5% relates to other shareholder business assets.
2.  The statement of financial position has been restated following the adoption of amendments to IAS 32. There is no impact on the result or the total equity for any period presented as a result of this restatement.

There is an internal loan between Aviva Insurance Limited (AIL) and Aviva Group Holdings Limited (AGH) that has a net value of zero at a consolidated level.

General insurance and health
All the investment risk is borne by shareholders and the portfolio held to cover these liabilities contains a high proportion of fixed and variable income securities, of which 87% are rated A or above. The assets are relatively short duration reflecting the short average duration of the liabilities. Liquidity, interest rate and FX risks are maintained at a low level.

Annuity and other non-profit
All the investment risk is borne by shareholders. The annuity liabilities have a long duration but are also illiquid as customers cannot surrender their policies. The assets are chosen to provide stable income with a good cash flow, FX and interest rate match to the liabilities. We are able to invest part of the portfolio in less liquid assets in order to improve risk-adjusted returns given the illiquid nature of the liabilities. The asset portfolio is principally comprised of long maturity bonds and loans including a material book of commercial mortgage loans. As at 31 December 2014, unrealised losses and impairments on the bond portfolio of £24.5 billion amounted to £0.1 billion or 0.3% of the portfolio. The equivalent figure for 31 December 2013 was 1%. Unrealised gains on the portfolio were £4.1 billion as at 31 December 2014 or 17% of the portfolio. The equivalent unrealised gains figure for 31 December 2013 was 10%. The other non-profit business assets are a smaller proportion of this portfolio and are generally shorter in duration and have a high proportion invested in fixed income.

8.i - Summary of assets continued

The current asset value of the commercial mortgage portfolio (including Healthcare and PFI mortgages) backing the UK Annuity book is £12.0 billion. While these commercial mortgages are held at fair value on the asset side of the statement of financial position, we also carry an allowance against the risk of default on our riskier mortgages of £0.9 billion (FY13: £1.3 billion). Since FY13, £0.5 billion of the allowance has been utilised to take action on certain riskier mortgages, partly offset by a £0.1 billion increase in the cost of replacing lost cash flows on future defaults, caused by lower interest rates and lower spreads on new commercial mortgages. The valuation allowance (including supplementary allowances) for commercial mortgages, including Healthcare and PFI mortgages of £0.9 billion equates to 87bps at 31 December 2014 (FY13: 124bps).

Policyholder assets
These assets are invested in line with the fund choices made by our unit-linked policyholders and the investment risk is borne by the policyholder. This results in a high allocation to growth assets such as equity and property. Aviva's shareholder exposure to these assets arises from the fact that the income we receive is a proportion of the assets under management.

UK style with profits (WP)
UK style with profit funds hold relatively long term contracts with policyholders participating in pooled investment performance subject to some minimum guarantees. Smoothed returns are used to declare bonuses to policyholders which increase the level of the guarantees through time. The part of the portfolio to which policyholder bonuses are linked is invested in line with their expectations and includes growth assets such as equity and property as well as fixed income. The remainder of the portfolio is invested to mitigate the resultant shareholder risk. This leads us to an overall investment portfolio that holds a higher proportion of growth assets (such as equity and property) than our other business lines although there are still material allocations to fixed income assets.

Continental European style participating funds
Continental European style participating funds hold relatively long term contracts with policyholders participating in pooled investment performance subject to some minimum guarantees. Smoothed returns are used to declare bonuses to policyholders.  Certain of the guarantees are subject to annual discretion declared at the start of the year. Other guarantees are subject to revision downwards at contractual dates. Italy has introduced zero percent guarantee products. The investment portfolio holds a higher proportion of fixed income assets than the UK style equivalent. Fixed income assets also give rise to less volatility on the local statutory balance sheet than growth assets.

8.ii - External leverage

Group capital	2014 £m	2013 £m
Subordinated debt	4,594	4,370
Senior debt	716	755
DCI, fixed rate tier 1 notes and preference shares	1,342	1,832
External debt	6,652	6,957
Total tangible capital employed1,2	16,259	14,632
Tangible debt leverage1	41%	48%

1.   The definition of tangible capital employed has been adjusted in 2014 to deduct only goodwill from "tangible capital". Goodwill includes £1,302 million (FY13: £1,480 million including £4 million within assets held for sale) of goodwill in subsidiaries and £25 million (FY13: £30 million) of goodwill in joint ventures. AVIF and other intangibles are maintained within the capital base. As at FY14, AVIF and other intangibles comprise £1,028 million
       (FY13: £1,068 million) of intangibles in subsidiaries and £62 million (FY13: £30 million) of intangibles in joint ventures, net of deferred tax liabilities of £(180) million (FY13: £(189) million) and the non-controlling interest share of intangibles of £(198) million (FY13: £(215) million).

2.   Tangible capital employed is total IFRS equity (including DCI, fixed rate Tier 1 Rate Notes, preference shares and non-controlling interests) and non equity items such as core structural borrowings.

At FY14 the debt leverage ratio was 41% (FY13: 48%) mainly as a result of a £1.6 billion increase in tangible capital employed, driven by current year operating profits and positive movements in the UK staff pension scheme, together with a £0.3 billion decrease in external debt.

8.iii - Net asset value

At the end of 2014, IFRS net asset value per share was 340 pence (FY13: 270 pence). This increase was driven by operating profits and profit on the disposal of subsidiaries and associates, positive investment variances, and a benefit on remeasurement of the pension schemes, partially offset by the dividend payment to shareholders and adverse foreign exchange movements.
      Total investment variances and economic assumption changes were £188 million positive. This included £116 million positive variance in the non-life businesses, reflecting positive short-term fluctuations in investment values offset by adverse economic assumption changes. This was driven by a decrease in risk-free rates increasing fixed income security market values in the UK, Canada and France, together with other market and foreign exchange movements benefitting the Group centre investments offset by the adverse impact of lower discount rates on latent claims reserves.
      In the life businesses, investment return variances were £72 million positive mainly driven by lower risk free rates and narrowing credit spreads on government and corporate bonds in Italy and Spain. Adverse variances in the UK were due to the adverse impact of falling reinvestment yields net of improved underlying property values on commercial mortgages partly offset by a change to the model used to value certain equity release assets and the consequential impact on the liabilities that they back.
      The positive movement on the Group's staff pension schemes of £1,315 million post tax is principally due to the main UK staff pension scheme. The surplus has increased over the period largely as a result of positive asset performance driven by a fall in interest rates. This was partially offset by an increase in the defined benefit obligation.
      The adverse foreign exchange movement of £317 million is due to the strengthening of sterling, particularly compared with the Euro and Canadian dollar.

IFRS	2014 £m	pence per share2	2013 £m	pence per share2
Equity attributable to shareholders of Aviva plc at 1 January1	7,964	270p	8,204	278p
Operating profit - continuing operations	2,173	74p	2,049	70p
Operating profit - discontinued operations	-	-	290	10p
Investment return variances and economic assumption changes on life and non-life business	188	6p	100	3p
Profit/(loss) on the disposal and remeasurement of subsidiaries and associates	232	8p	923	31p
Goodwill impairment and amortisation of intangibles	(114)	(4)p	(177)	(6)p
Integration and restructuring costs	(140)	(5)p	(366)	(12)p
Tax on operating profit and on other activities	(601)	(20)p	(668)	(23)p
Non-controlling interests	(169)	(6)p	(143)	(5)p
Profit after tax attributable to shareholders of Aviva plc	1,569	53p	2,008	68p
AFS securities (fair value) & other reserve movements	62	2p	(840)	(29)p
Ordinary dividends	(446)	(15)p	(429)	(15)p
Direct capital instruments and fixed rate tier 1 notes interest and preference share dividend	(86)	(3)p	(87)	(3)p
Foreign exchange rate movements	(317)	(11)p	(354)	(12)p
Remeasurements of pension schemes	1,315	45p	(549)	(19)p
Other net equity movements3	(43)	(1)p	11	2p
Equity attributable to shareholders of Aviva plc at 31 December1	10,018	340p	7,964	270p

1 Excluding preference shares
2 Number of shares as at 31 December 2014: 2,950 million (31 December 2013: 2,947 million).
3 Other net equity movements per share includes the dilution effect of the increase in number of shares during the period.

MCEV net asset value per share increased to 527 pence (FY13: 463 pence). This movement has been driven by operating profits and a positive benefit on remeasurement of the pension schemes which have been partially offset by adverse foreign exchange movements and the dividend payment to shareholders.
      Total MCEV investment variances were £36 million adverse, with adverse variance of £152 million in the group's life businesses, partially offset by positive investment variances in the non-life businesses of £116 million.
      The adverse life investment variances were largely driven by lower risk-free rates and increased volatility increasing the cost of guarantees in France partially offset by net positive variances in the UK, Spain and Poland. In the UK positive variances are due to the benefit of falling risk-free rates and changes in corporate bond and mortgage spreads net of the change in liquidity premium, partially offset by a change to the model used to value certain equity release assets and the consequential impact on the liabilities that they back. In Spain and Poland investment variances have been positive as falling risk-free rates have increased the discounted value of future profits.

MCEV2	2014 £m	pence per share 1	2013 £m	pence per share 1
Equity attributable to shareholders of Aviva plc at 1 January3	13,643	463p	13,120	444p
Operating profit - continuing operations	2,885	98p	2,337	79p
Operating profit - discontinued operations	-	-	290	10p
Investment return variances and economic assumption changes on life and non-life business	(36)	(1)p	1,776	60p
Profit/(loss) on the disposal and remeasurement of subsidiaries and associates	178	6p	963	33p
Goodwill impairment and amortisation of intangibles	(130)	(4)p	(194)	(7)p
Integration costs and restructuring	(159)	(6)p	(357)	(12)p
Exceptional items	(198)	(7)p	(242)	(8)p
Tax on operating profit and on other activities	(674)	(23)p	(1,340)	(45)p
Non-controlling interests	(208)	(7)p	(488)	(17)p
Profit after tax attributable to shareholders of Aviva plc	1,658	56p	2,745	93p
AFS securities (fair value) & other reserve movements	(1)	-	(813)	(27)p
Ordinary dividends	(446)	(15)p	(429)	(15)p
Direct capital instruments and fixed rate tier 1 notes interest and preference share dividend	(86)	(3)p	(87)	(3)p
Foreign exchange rate movements	(546)	(19)p	(355)	(12)p
Remeasurements of pension schemes	1,315	45p	(549)	(19)p
Other net equity movements4	10	-	11	2p
Equity attributable to shareholders of Aviva plc at 31 December3	15,547	527p	13,643	463p
1 Number of shares as at 31 December 2014: 2,950 million (31 December 2013: 2,947 million).
2    In preparing the MCEV information, the directors have done so in accordance with the European Insurance CFO Forum MCEV Principles with the exception of stating held for sale operations at their expected fair value, as represented by expected sale proceeds, less cost to sell at those dates.

3 Excluding preference shares
4 Other net equity movements per share includes the dilution effect of the increase in number of shares during the period.

8.iv - Return on equity

Return on equity shareholder funds is calculated as operating return (IFRS basis) net of tax expressed as a percentage of opening shareholders equity. This has decreased to 17.4% (FY13:17.8%) for FY14. Excluding the United States, the FY13 return on equity shareholders' fund was 15.3%.
      The FY14 return on equity shareholders' funds has benefited from a lower opening capital position by £240 million, as profits in 2013 were more than offset by other movements including the remeasurement of pension schemes and foreign exchange movements.

	2014%	2013%
United Kingdom & Ireland Life	15.7%	16.0%
United Kingdom & Ireland General Insurance and Health	8.9%	8.0%
Europe	11.7%	10.9%
Canada	15.0%	17.4%
Asia	10.0%	10.1%
Fund management	24.5%	32.1%
Corporate and Other Business	n/a	n/a
Return on total capital employed (excluding United States)1	11.5%	11.0%
United States1	-	56.5%
Return on total capital employed	11.5%	12.0%
Subordinated debt	5.2%	5.4%
Senior debt	2.1%	2.2%
Return on total equity	14.6%	15.2%
Less: Non-controlling interest	9.7%	11.1%
Direct capital instruments and fixed rate tier 1 notes	5.0%	5.1%
Preference capital	8.5%	8.5%
Return on equity shareholders' funds	17.4%	17.8%
Return on equity shareholders' funds (excluding United States)1	17.4%	15.3%

1 The sale of the United States business completed on 2 October 2013.

8.v - European Insurance Groups Directive (IGD)

	UK life funds £bn	Other business £bn	31 December 2014 £bn	31 December 2013 £bn
Insurance Groups Directive (IGD) capital resources	6.0	8.4	14.4	14.4
Less: capital resources requirement	(6.0)	(5.2)	(11.2)	(10.8)
Insurance Group Directive (IGD) excess solvency	-	3.2	3.2	3.6
Cover over EU minimum (calculated excluding UK life funds)			1.6 times	1.7 times

The EU Insurance Groups Directive (IGD) regulatory capital solvency surplus has decreased by £0.4 billion since FY13 to £3.2 billion. This total includes an adverse impact of £0.4 billion from recognising the proposed final dividend for 2014 that was announced on 2 December 2014 as part of the announcement of the Group's offer to acquire Friends Life Group Limited. The dividend is subject to approval by shareholders at the AGM, but is considered foreseeable and is therefore deducted from the 31 December 2014 IGD surplus. In contrast, the 2013 final dividend of £0.3 billion was not foreseeable as at 31 December 2013, and was not deducted from the 2013 year-end IGD surplus.

The key movements over the period are set out in the following table:

£bn
IGD solvency surplus at 31 December 2013	3.6
Operating profits net of other income and expenses	1.2
Dividends and appropriations	(0.6)
Market movements including foreign exchange1	0.2
Hybrid debt redemption	(0.2)
Internal reinsurance	(0.3)
Pension scheme funding	(0.2)
Acquisitions and disposals	0.2
Increase in capital resources requirement	(0.3)
Estimated IGD solvency surplus at 31 December 2014 (excluding foreseeable dividend)	3.6
Foreseeable dividend	(0.4)
Estimated IGD solvency surplus at 31 December 2014	3.2

1    Market movements include the impact of equity, credit spread, interest rate and foreign exchange movements net of the effect of hedging instruments. In the period market movements also include positive variances in the UK due to the recent revaluation of the equity release business, offset by the higher cost of replacing mortgages after a fall in the risk free interest rate.

Group IGD sensitivity

	2014 £bn	Equities down 10%	Interest rates up 1%
Sensitivities on IGD	3.2	(0.0)	(0.1)

The Group proactively manages its balance sheet risk through monitoring, stress analysis and our hedging programme.
      The Group's IGD surplus is resilient to global equity market falls or a 1% global interest rate rise. The Group's IGD surplus would be approximately £3.2 billion in the event of a 40% fall in equity markets from the 31 December 2014 position reflecting the hedging that the Group currently has in place.
      The impact of a 1% rise in global interest rates is calculated with reference to the regulatory value of debt securities in continental Europe being capped to local minimum capital requirements in participating funds. This provides protection to the Group's IGD surplus from immediate market losses on debt securities.

8.vi - Economic capital

The estimated economic capital surplus represents the excess of Available Economic Capital over Required Economic Capital. Available Economic Capital is based on MCEV net assets, adjusted for items to convert to an economic basis. Required Economic Capital is based on Aviva's own internal assessment and capital management policies. The term 'economic capital' does not imply capital as required by regulators or other third parties.

Summary of estimated economic capital position

	2014 £bn	2013 £bn
Available economic capital	18.6	18.4
Standalone required economic capital	(16.1)	(15.9)
Diversification benefit	5.9	5.8
Diversified required economic capital	(10.2)	(10.1)
Estimated economic capital position at 31 December before foreseeable dividend accrual	8.4	8.3
Cover Ratio	182%	182%
Foreseeable dividend accrual	(0.4)	-
Estimated economic capital position at 31 December	8.0	8.3
Cover Ratio	178%	182%

Analysis of change in economic capital

	2014 £bn	2013 £bn
Economic capital surplus position at 1 January	8.3	5.3
MCEV operating earnings	1.6	1.4
Economic variances	(0.5)	0.7
Exceptional and other non-operating items	(0.4)	(0.9)
Dividend and appropriations, and shares issued in lieu of dividends	(0.5)	(0.5)
Repayment of subordinated debt	(0.3)	-
Available capital benefits from disposals	0.2	1.3
Economic capital staff pension scheme	0.3	0.3
Other (including change in commercial mortgage default allowance)	(0.2)	(0.5)
Change in available economic capital	0.2	1.8
Impact of trading operations and other	0.4	0.7
Economic capital staff pension scheme	(0.1)	(0.7)
Other changes in methodology	(0.6)	-
Impact of changes in Group hedging	-	(0.2)
Capital requirement benefits from acquisitions and disposals	0.2	1.4
Change in diversified required economic capital	(0.1)	1.2
Estimated economic capital surplus position at 31 December before foreseeable dividend accrual	8.4	8.3
Foreseeable dividend accrual	(0.4)	-
Estimated economic capital surplus position at 31 December	8.0	8.3

The estimated economic capital position (before allowing for the accrual of the foreseeable dividend) has increased by £0.1 billion to £8.4 billion at 31 December 2014 with a cover ratio of 182%. The change in available economic capital position is driven by underlying operating profits, beneficial movements to the staff pension schemes and benefits from acquisitions and disposals, offset by dividend payment, subordinated debt repayment, economic variances and other non-operating items. The change in required Economic Capital reflects changes in methodology and other items offset by the benefit from acquisitions and disposals.
      The impact of accruing for the foreseeable dividend proposed by the Aviva Board on 2 December 2014 is to reduce the group economic capital position by £0.4 billion to £8.0 billion with a corresponding cover ratio of 178%

8.vi - Economic capital continued

Summary analysis of diversified required economic capital

	2014 £bn	2013 £bn
Credit risk1	2.4	2.5
Equity risk2	1.5	2.1
Interest rate risk3	0.6	0.2
Other market risk4	1.4	1.4
Life insurance risk5	1.3	1.0
General insurance risk6	0.8	0.8
Other risk7	2.2	2.1
Total	10.2	10.1

1    Capital held in respect of credit risk recognises the Group's shareholder exposure to changes in the market value of assets and defaults. Assets captured within this category include corporate bonds and non-domestic sovereigns and domestic sovereigns.

2 Capital held in respect of equity risk recognises the Group's shareholder exposure to changes in the market value of assets.
3    Capital held in respect of interest rate risk recognises the Group's shareholder exposure to changes in the market value of assets. A range of specific stresses are applied reflecting the difference in assumed risk relative to investment grade and duration.

4    Capital held in respect of other market risk recognises the Group's shareholder exposure to changes in the market value of commercial mortgages and property, but also captures risk in association with inflation and foreign exchange.

5 Capital held in respect of life insurance risk recognises the Group's shareholder exposure to life insurance specific risks, such as longevity and lapse.
6 Capital held in respect of general insurance risk recognises the Group's shareholder exposure to general insurance specific risks, such as claims volatility and catastrophe.
7 Capital held in respect of other risk recognises the Group's shareholder exposure to specific risks unique to particular business units and other items.

END OF Part 2 of 5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 5 March, 2015
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary